1-11816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of April 2002

CREW DEVELOPMENT CORPORATION

(Name of Registrant)

#400-837 W. Hastings St, Vancouver, British Columbia V6C 2N6
(Address of principal executive offices)

1. News Release April 23, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816
(Registrant)

Date March 4, 2002: By Paul Mann
Paul Mann, Vice President, Comptroller

CREW
DEVELOPMENT CORPORATION

April 23, 2002

TRADING SYMBOL: TORONTO, OSLO & PACIFIC EXCHANGES: **CRU**
FRANKFURT: **KNC**, OTC: **CRWVF**

NEWS RELEASE

WARRANTS AQCUIRED BY DIRECTORS

President and CEO of Crew Development Corp. Jan Vestrum and Chairman Hans Christian Qvist have purchased the following warrants which entitled them to purchase common shares of Crew:

Mr. Vestrum has purchased 2,000,000 warrants for Cdn $0.0734 each, which expire on May 1st 2003 and are exercisable for Cdn$0.42 per share.

Mr. Qvist has purchased 1,750,000 warrants for Cdn $0.0734 each, which expire on May 1st 2003 and are exercisable for Cdn$0.42 per share.

Corporate Overview

Crew is an established, multi-commodity, Canadian mining company with operations in Africa, Canada, Greenland, Norway and the Philippines. In addition to a variety of projects that are at various stages of development and discovered by Crew, the company controls seven producing mines through its southern African subsidiary. Crew's strength stems from this diversified, solid, broad base of projects. The company is well positioned to focus on specific projects, and to respond to changing market forces. Crew shares are listed as CRU on the TSE (Canada) and OSE (Norway), as KNC on the Frankfurt Exchange (Germany), and as CRWVF on the OTC BB (USA).

"Jan A. Vestrum"
President & CEO

This News Release was prepared by the Board of Directors on behalf of Crew Development Corp. which is solely responsible for its contents.

For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no. Visit our website at http://www.crewdev.com.

Suite 400 - 837 West Hastings Street, Vancouver, BC V6C 3N6
Telephone: 604.683.7585
Facsimile: 604.682.0566
Website: http://www.crewdev.com
e-mail: info@crewdev.com